Exhibit 3a
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF
APOGEE ROBOTICS, INC.

Apogee Robotics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST:  That by written consent dated August 13, 2009, the Board of Directors of the Corporation duly adopted a resolution setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

I.	By deleting ARTICLE I and substituting the following in lieu thereof:

The name of the Corporation shall be China Swine Genetics, Inc.

II.	By amending ARTICLE VI to effect a reverse split of the Corporation’s common stock so that, as amended, the following Section shall be added to ARTICLE VI :

Reverse Split:

On September 30, 2009 (“Effective Date”) at 6:00 p.m. Eastern Standard Time, a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each twenty four (24) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

1.      Following the Effective Date, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent for cancellation, one of the following:

(a) if the number of shares of  New Common Stock held by such holder after the Reverse Stock Split is at least one (1) share and less than one hundred (100) shares, such holder shall receive a certificate (“New Certificate”) representing one  hundred (100) shares of New Common Stock; and

(b) if the number of shares of New Common Stock held by such holder after the Reverse Stock Split is less than one share, such holder shall receive cash in the amount described in part 3 below in lieu of the fraction of a share; and

(c)  if the number of shares of New Common Stock held by such holder after the Reverse Stock Split is 100 shares or more, such holder shall receive a New Certificate representing that number of whole shares of New Common Stock owned by such holder following the Reverse Stock Split, together with cash in the amount described in part 3 below in lieu of any fraction of a share of New Common Stock that such holder would otherwise receive.

2.      From and after 6:00 p.m. Eastern Standard Time on the Effective Date, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates or cash pursuant to the provision hereof.

3.      The Corporation will not issue fractional shares or scrip.  Each shareholder who holds less than one (1) whole share or holds one hundred (100) or more shares after the Reverse Stock Split will be paid a cash amount in lieu of any fractional share that such holder would otherwise receive.  The amount of cash paid to such shareholder shall be equal to the average of the closing price of a share of the Corporation’s common stock during the ten (10) consecutive trading days ending on the Effective Date, multiplied by the applicable fraction of the share being purchased.

SECOND:  That thereafter, pursuant to resolution of the Board of Directors, stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendment by signing written consents setting forth said amendment and delivered the signed consents to the Corporation as required by the provisions of said Section 228.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

FOURTH:   That the effective date of this amendment shall be September 30, 2009.

/s/ Ligang Shang
Ligang Shang
Chief Executive Officer